VIA EDGAR

October 29, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	McGraw Hill Financial, Inc.

Registration Statement on Form S-4

Filed With the Securities and Exchange Commission on the Date Hereof

Dear Sir/Madam:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by McGraw Hill Financial, Inc. (the “Company”), to exchange (the “Exchange Offer”) up to $400,000,000 of the Company’s new 2.500% Senior Notes due 2018 for up to a like principal amount of the Company’s existing 2.500% Senior Notes due 2018, $700,000,000 of the Company’s new 3.300% Senior Notes due 2020 for up to a like principal amount of the Company’s existing 3.300% Senior Notes due 2020, $700,000,000 of the Company’s new 4.000% Senior Notes due 2025 for up to a like principal amount of the Company’s existing 4.000% Senior Notes due 2025 and $900,000,000 of the Company’s new 4.400% Senior Notes due 2026 for up to a like principal amount of the Company’s existing 4.400% Senior Notes due 2026, which Senior Notes are guaranteed by the Company’s subsidiary Standard & Poor’s Financial Services LLC, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) that the Company is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993).

The Company represents to the Staff that:

(i) The Company has not entered into any arrangement or understanding with any person to distribute the new Senior Notes referred to above (the “Notes”) to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person that will participate in the Exchange Offer will acquire the Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the Notes to be acquired in the Exchange Offer, such person (a) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and

(b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Company will also make each person participating in the Exchange Offer aware that any broker-dealer who holds any existing Senior Notes referred to above (the “old Notes”) acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Notes.

(iii) The Company will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Notes in exchange for such old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such Notes.

(iv) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Notes, and that if the exchange offeree is a broker-dealer holding old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of Notes received in respect of such old Notes pursuant to the Exchange Offer.

Very truly yours,

McGRAW HILL FINANCIAL, INC.

By:	/s/ Elizabeth O’Melia
	Name:	Elizabeth O’Melia
	Title:	Senior Vice President & Treasurer

cc:	Joseph A. Hall

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4565

2